UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Geotek Communications, Inc
- - --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
- - --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   373654-10-2
                   -----------------------------------------
                                 (CUSIP Number)

     James I. Edelson, 511 Fifth Avenue, New York, N.Y. 10017 (212) 551-8881
- - --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications)

                                  June 20, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


- - ----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 34 Pages

                                  SCHEDULE 13D


- - -------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  2  of  34  Pages  |
- - -------------------------                        --------------------------

- - -----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    RDC-Rafael Development Corporation Ltd.                             |
|  |                                                                        |
|                                                                           |
|  |                                                                        |
- - -----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|   |
|  |                                                              (b) |X|   |
|  |                                                                        |
- - -----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
|  |                                                                        |
- - -----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                        |
|  |    Not Applicable                                                      |
|  |                                                                        |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
- - -----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  |       Israel                                                           |
|  |                                                                        |
- - -----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |     -0-                                                |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |   2,908,528                                            |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |     -0-                                                |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |   2,908,528                                            |
- - -----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                                                                        |
|  |                   2,908,528                                            |
- - -----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES                                                         |
|  |                                                                        |
- - -----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                                                                        |
|  |                   5.0%                                                 |
- - -----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                               |
|  |                    CO                                                  |
|  |                                                                        |
- - -----------------------------------------------------------------------------

                              SCHEDULE 13D


- - -------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  3  of  34  Pages  |
- - -------------------------                        --------------------------

- - ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    DEP Technology Holdings Ltd.                                      |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_| |
|  |                                                              (b) |X| |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |    Not Applicable                                                    |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_| |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|   SHARES      -----------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                  |
|OWNED BY EACH  |  |   2,908,528                                          |
|  REPORTING    -----------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                               |
|               |  |     -0-                                              |
|               -----------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                             |
|               |  |   2,908,528                                          |
- - ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                   2,908,528                                          |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_| |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   5.0%                                               |
- - ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
- - ---------------------------------------------------------------------------

                              SCHEDULE 13D


- - -------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  4  of  34 Pages   |
- - -------------------------                        --------------------------


- - ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |                                                                      |
|  | PEC Israel Economic Corporation                                      |
|  | EIN 13-1143528                                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_| |
|  |                                                              (b) |X| |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |    WC                                                                |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_| |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Maine                                                          |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|   SHARES      -----------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                  |
|OWNED BY EACH  |  |   3,029,437                                          |
|  REPORTING    -----------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                               |
|               |  |     -0-                                              |
|               -----------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,029,437                                          |
- - ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,029,437                                          |
- - ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |X| |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   5.2%                                               |
- - ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
- - ---------------------------------------------------------------------------

                              SCHEDULE 13D



- - -------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  5  of 34  Pages   |
- - -------------------------                        --------------------------


- - ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    DIC Loans Ltd.                                                    |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_| |
|  |                                                              (b) |X| |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |    Not Applicable                                                    |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_| |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|   SHARES      -----------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                  |
|OWNED BY EACH  |  |   5,000                                              |
|  REPORTING    -----------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                               |
|               |  |     -0-                                              |
|               -----------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                             |
|               |  |   5,000                                              |
- - ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   5,000                                              |
- - ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_| |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |         Less than 0.1%                                               |
- - ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
- - ---------------------------------------------------------------------------

                           SCHEDULE 13D



- - -------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  6  of 34  Pages   |
- - -------------------------                        --------------------------


- - ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Discount Investment Corporation Ltd.                              |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_| |
|  |                                                              (b) |X| |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |    Not Applicable                                                    |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_| |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|   SHARES      -----------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                  |
|OWNED BY EACH  |  |   2,913,528                                          |
|  REPORTING    -----------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                               |
|               |  |     -0-                                              |
|               -----------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                             |
|               |  |   2,913,528                                          |
- - ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   2,913,528                                          |
- - ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_| |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   5.0%                                               |
- - ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
- - ---------------------------------------------------------------------------

                              SCHEDULE 13D



- - --------------------------                       --------------------------
|CUSIP No. 373654-10-2   |                       |Page  7  of 34 Pages    |
- - --------------------------                       --------------------------


- - ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Elron Electronic Industries Ltd.                                  |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_| |
|  |                                                              (b) |X| |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |    Not Applicable                                                    |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_| |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|   SHARES      -----------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                  |
|OWNED BY EACH  |  |   2,908,528                                          |
|  REPORTING    -----------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                               |
|               |  |     -0-                                              |
|               -----------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                             |
|               |  |   2,908,528                                          |
- - ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   2,908,528                                          |
- - ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_| |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   5.0%                                               |
- - ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
- - ---------------------------------------------------------------------------

                              SCHEDULE 13D



- - -------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  8  of 34 Pages    |
- - -------------------------                        --------------------------


- - ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    IDB Development Corporation Ltd.                                  |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_| |
|  |                                                              (b) |X| |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |    Not Applicable                                                    |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_| |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|   SHARES      -----------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                  |
|OWNED BY EACH  |  |   3,034,437                                          |
|  REPORTING    -----------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                               |
|               |  |     -0-                                              |
|               -----------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,034,437                                          |
- - ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,034,437                                          |
- - ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |X| |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   5.2%                                               |
- - ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
- - ---------------------------------------------------------------------------

                              SCHEDULE 13D



- - -------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  9  of 34 Pages    |
- - -------------------------                        --------------------------


- - ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    IDB Holding Corporation Ltd.                                      |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_| |
|  |                                                              (b) |X| |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |    Not Applicable                                                    |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |X| |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|   SHARES      -----------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                  |
|OWNED BY EACH  |  |   3,034,437                                          |
|  REPORTING    -----------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                               |
|               |  |     -0-                                              |
|               -----------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,034,437                                          |
- - ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,034,437                                          |
- - ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |X| |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   5.2%                                               |
- - ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
- - ---------------------------------------------------------------------------

                                  SCHEDULE 13D



- - -------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  10  of 34  Pages  |
- - -------------------------                        --------------------------

- - ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Raphael Recanati                                                  |
|  |    Social Security No. ###-##-####                                   |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_| |
|  |                                                              (b) |X| |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |    Not Applicable                                                    |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |X| |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|   SHARES      -----------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                  |
|OWNED BY EACH  |  |   3,034,437                                          |
|  REPORTING    -----------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                               |
|               |  |     -0-                                              |
|               -----------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,034,437                                          |
- - ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,034,437                                          |
- - ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |X| |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   5.2%                                               |
- - ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    IN                                                |
|  |                                                                      |
- - ---------------------------------------------------------------------------

                                  SCHEDULE 13D

- - --------------------------                      ---------------------------
|CUSIP No. 373654-10-2   |                      |Page  11  of  34  Pages  |
- - --------------------------                      ---------------------------


- - ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Jacob Recanati                                                    |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_| |
|  |                                                              (b) |X| |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |    Not Applicable                                                    |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_| |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|   SHARES      -----------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                  |
|OWNED BY EACH  |  |   3,034,437                                          |
|  REPORTING    -----------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                               |
|               |  |     -0-                                              |
|               -----------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,034,437                                          |
- - ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,034,437                                          |
- - ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |X| |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   5.2%                                               |
- - ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    IN                                                |
|  |                                                                      |
- - ---------------------------------------------------------------------------

                                    SCHEDULE 13D



- - -------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  12 of  34 Pages   |
- - -------------------------                        --------------------------


- - ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Leon Recanati                                                     |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_| |
|  |                                                              (b) |X| |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |    Not Applicable                                                    |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_| |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|   SHARES      -----------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                  |
|OWNED BY EACH  |  |   3,034,437                                          |
|  REPORTING    -----------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                               |
|               |  |     -0-                                              |
|               -----------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,034,437                                          |
- - ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,034,437                                          |
- - ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |X| |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   5,2%                                               |
- - ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    IN                                                |
|  |                                                                      |
- - ---------------------------------------------------------------------------

                                  SCHEDULE 13D



- - -------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  13 of  34   Pages |
- - -------------------------                        --------------------------


- - ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Judith Yovel Recanati                                             |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_| |
|  |                                                              (b) |X| |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |    Not Applicable                                                    |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_| |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|   SHARES      -----------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                  |
|OWNED BY EACH  |  |   3,034,437                                          |
|  REPORTING    -----------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                               |
|               |  |     -0-                                              |
|               -----------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,034,437                                          |
- - ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,034,437                                          |
- - ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |X| |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- - ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   5.2%                                               |
- - ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    IN                                                |
|  |                                                                      |
- - ---------------------------------------------------------------------------

     Capitalized terms used in this Amendment No. 1 without definition are defined in this Statement on Schedule 13D.

     Item 2 of this Statement on Schedule 13D is hereby supplemented as follows:

     Item 2. Identity and Background.

     On February 11, 1996, Albar changed its name to DIC Loans Ltd. ("DIC
Loans").

     Items 3, 4, 5 and 6 of this Statement on Schedule 13D are hereby supplemented as follows:

            Item 3.     Source and Amount of Funds or Other
                        Consideration,

            Item 4.     Purpose of Transaction,

            Item 5.     Interest in Securities of the Issuer and

            Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Pursuant to a Subscription Agreement dated June 14, 1996 between Geotek and PEC (the "Subscription Agreement"), the form of which is Exhibit 1 hereto and is incorporated herein by reference, on June 20, 1996, PEC purchased from Geotek for a purchase price of $1 million a total of 1,000 shares of Geotek's Series N Cumulative Convertible Preferred Stock, $.01 par value per share (the "Series N Preferred Stock"), and a warrant (the "Warrant") to purchase a total of 30,000 shares of Common Stock. PEC paid the purchase price with its own funds and purchased the Series N Preferred Stock and the Warrant solely for investment purposes. The terms of the Series N Preferred Stock and the Warrant are set forth in the Certificate of Designation of the Series N Preferred Stock (the "Certificate of Designation") and the Warrant, respectively, copies of which are Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

     Each share of Series N Preferred Stock is convertible at any time into such number of shares of Common Stock as is determined by dividing (i) the sum of the $1,000 stated value of a share of Series N Preferred Stock and the dividend arrearage,

                               Page 14 of 34 pages
if any, with respect to such share of Series N Preferred Stock through the date of conversion by (ii) the then effective conversion price which initially is $11.00 per share of Common Stock and is subject to antidilution adjustment. On June 20, 1996, PEC's 1,000 shares of Series N Preferred Stock were convertible into 90,909 shares of Common Stock.

     From and after June 20, 1998, at any time during the ten day period following any period of 20 consecutive trading days during which the closing price of a share of Common Stock equals or exceeds $17.75, subject to antidilution adjustment, Geotek may require all, but not less than all, of the then outstanding Series N Preferred Stock to be converted into shares of Common Stock. In addition, upon certain changes of control of Geotek, Geotek must offer to redeem each share of Series N Preferred Stock for a price equal to the $1,000 stated value plus the amount, if any, of unpaid dividends with respect to such share, payable in cash, shares of Common Stock or a combination thereof, at Geotek's option.

     The holders of shares of Series N Preferred Stock are entitled to receive dividends, payable in shares of Common Stock, at an annual rate of 10% of the $1,000 stated value of each share of Series N Preferred Stock, from and after the date of issuance of such shares, which dividends are payable in equal quarterly installments on March 31, June 30, September 30 and December 31 of each year, commencing on September 30, 1996 to holders of record on such record dates as are fixed by Geotek's Board of Directors, but only when, as and if declared by the Board of Directors out of funds at the time legally available for payment of dividends. Geotek must pay such dividends by issuing to each holder shares that have an aggregate market value equal to the amount of dividends payable to such holder on the applicable dividend payment date. For this purpose, market value with respect to any dividend payment date means the average of the closing prices of a share of Common Stock for the 30 consecutive trading days commencing 45 trading days prior to the dividend payment date.

     Each share of Series N Preferred Stock entitles the holder thereof to vote on all matters voted on by holders of Common Stock, voting together with the holders of Common Stock as


                               Page 15 of 34 pages
a single class, and to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the shares of Common Stock into which such share of Series N Preferred Stock is convertible on the record date for such vote. The affirmative vote of the holders of at least 66 2/3% of the voting power represented by the outstanding shares of Series N Preferred Stock, voting separately as a single class, is necessary to increase the number of authorized shares of Series N Preferred Stock or to alter or change the powers, preferences or special rights of any shares of capital stock so as to affect the shares of Series N Preferred Stock adversely. If on any date (i) dividends or distributions payable on the Series N Preferred Stock shall have been in arrears and not paid in full with respect to two dividend payment dates or (ii) Geotek shall have failed to satisfy its obligation to redeem the shares of Series N Preferred Stock upon certain changes in control of Geotek, then the number of directors of Geotek shall be increased by one and the holders of the Series N Preferred Stock shall have the right, voting separately as one class, to elect the director of Geotek to fill such newly created directorship. Such additional director shall continue as a director until (i) all dividends payable on the Series N Preferred Stock shall have been paid in full and (ii) Geotek has satisfied any change in control redemption obligation.

     The Warrant entitles PEC to purchase 30,000 shares of Common Stock at a purchase price of $11.00 per share at any time from June 20, 1996 to June 20, 2001, which exercise price and number of shares of Common Stock are subject to antidilution adjustment. Pursuant to the Subscription Agreement, Geotek has agreed to use its good faith best efforts to cause a registration statement under the Securities Act of 1933, as amended, to become effective on or before September 30, 1996 with respect to the shares of Common Stock issuable upon conversion or redemption of the Series N Preferred Stock, payment of dividends on the Series N Preferred Stock and exercise of the Warrant.

     The full text of each of the Subscription Agreement, the Certificate of Designation and the Warrant is set forth in Exhibits 1, 2 and 3 hereto, respectively, and the foregoing description is qualified in its entirety by reference thereto.



                               Page 16 of 34 pages

     In addition to Geotek's sale to PEC of 1,000 shares of the Series N Preferred Stock and the Warrant, on June 20, 1996, pursuant to separate Subscription Agreements, Geotek sold in private placement transactions for an aggregate purchase price of $49 million a total of 49,000 shares of Series N Preferred Stock and warrants to purchase 1,470,000 shares of Common Stock to Charles Bronfman Family Trust, The Kolber Trust, Continental Casualty Company, Goldman Sachs & Co., S. Daniel Abraham, Arnhold and S. Bleichroeder, Inc., Renaissance Fund LDC, Todd Investments Limited, Stockton Partners L.P., and two entities managed by BEA Associates (such purchasers are collectively referred to as the "Other Purchasers of Series N Preferred Stock and Warrants"). The Other Purchasers of Series N Preferred Stock and Warrants have informed PEC that on June 20, 1996 they may be deemed to have owned beneficially an aggregate of 8,278,955 shares of Common Stock and they have filed Schedules 13D or Schedules 13G with respect to their beneficial ownership of shares of Common Stock. PEC and the Other Purchasers of Series N Preferred Stock and Warrants may be deemed to have acted in concert on June 20, 1996 for the purpose of purchasing on that date the Series N Preferred Stock and warrants and, therefore, to constitute a "group" for purposes of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended. PEC disclaims beneficial ownership of the shares of Common Stock owned by the Other Purchasers of Series N Preferred Stock and Warrants. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by PEC or any other Reporting Person that any group existed between PEC and the Other Purchasers of Series N Preferred Stock and Warrants. In addition, any such group shall be deemed to have been dissolved immediately after such purchase because there are no agreements or understandings between PEC and the Other Purchasers of Series N Preferred Stock and Warrants with respect to the holding, voting or disposing of shares of Series N Preferred Stock or Common Stock.

     On May 23, 1996, DIC Loans sold 25,000 shares of Common Stock at a price of $13.125 per share and on June 5, 1996 it sold 20,000 shares of Common Stock at a price of $13.25 per share, or a total sale of 45,000 shares of Common Stock for an aggregate price of $593,125 (excluding commissions). All of these sales were made in the over-the-counter market.



                               Page 17 of 34 pages

     The following table sets forth the sales of shares of Common Stock made by RDC during the 60 day period ended on June 20, 1996. All such sales were made in the over-the-counter market. A total of 106,000 shares of Common Stock were sold for an aggregate price of $1,333,375 (excluding commissions).

        Date of                  Number of                    Price
      Transaction               Shares Sold                 Per Share
      -----------               -----------                 ---------

      May 15, 1996                  10,000                  $11.4375
      May 16, 1996                   5,000                   11.2500
                                     5,000                   11.3750
                                     5,000                   11.6250
                                     4,000                   11.7500
                                    40,000                   12.2500
      May 17, 1996                   2,000                   13.5000
      May 21, 1996                  15,000                   13.7500
      May 31, 1996                  20,000                   13.8750


     Except as aforesaid, none of the Reporting Persons purchased or sold any shares of Common Stock during the 60 day period ended on June 20, 1996.

     Geotek has advised the Reporting Persons that there were 57,933,433 shares of Common Stock outstanding on June 14, 1996, the date of the Subscription Agreement. The percentages of Common Stock set forth in this Amendment No. 1 to
Schedule 13D are based on 58,054,342 shares, representing the total of 57,933,433 shares outstanding on June 14, 1996 and the 120,909 shares which are issuable upon conversion of PEC's shares of the Series N Preferred Stock and exercise of PEC's Warrant.

     As of June 20, 1996, various of the Reporting Persons shared the power to vote and dispose up to 3,034,437 shares of Common Stock, or approximately 5.2% of the shares of Common Stock. As of such date, RDC beneficially owned 2,908,528 shares of Common Stock, or approximately 5.0% of the shares of Common Stock. In addition, as of such date, DIC Loans directly owned 5,000 shares of Common Stock (which is less than 0.1% of the Common Stock) and PEC may be deemed to have owned directly 120,909 shares of Common Stock, or 0.2% of the shares of Common Stock.

                               Page 18 of 34 pages

     As of June 20, 1996, DEP, by reason of its ownership interest in RDC, and Elron, by reason of its ownership interest in DEP, shared the power to vote and dispose of 2,908,528 shares of Common Stock. As of such date, DIC, by reason of its ownership interests in DEP and DIC Loans, shared the power to vote and dispose of 2,913,528 shares of Common Stock. As of such date, PEC, by reason of its ownership interest in DEP and its deemed ownership of 120,909 shares of Common Stock, shared the power to vote and dispose of 3,029,437 shares of Common Stock. As of such date, IDB Development, by reason of its ownership interests in PEC and DIC, and IDB Holding, by reason of its ownership interest in IDB Development, shared the power to vote and dispose of 3,034,437 shares of Common Stock.

     As reflected on the Schedules hereto, information provided to the Reporting Persons indicates that as of June 20, 1996, the executive officers and directors of IDB Holding, IDB Development, PEC, DIC, Elron, DIC Loans, DEP and RDC (other than persons who are Reporting Persons) owned an aggregate of 5,700 shares of Common Stock. On June 14, 1996, Mr. Ruben Baron, a director of RDC, sold 5,000 shares of Common Stock in the over-the-counter market at a price of $13.125 per share. In addition, RDC has granted Ruben Krupick, its President, an option to purchase from it 35,000 shares of Common Stock, exercisable for nominal consideration at any time from July 1, 1996 through June 30, 1999, and an option to purchase from it 15,000 shares of Common Stock, exercisable for $7.00 per share at any time from July 8, 1996 through July 8, 1999. To the best of the knowledge of the Reporting Persons, except as aforesaid, none of the executive officers or directors of the Reporting Persons purchased or sold any shares of Common Stock during the 60 day period ended June 20, 1996.

     Item 7 of this Statement is amended as follows:

     Item 7. Material to be filed as Exhibits.

Schedules A, B, C,      Name, citizenship, business address, present
D, E and F              principal occupation and employer of
                        executive officers and directors of (i) IDB
                        Holding, (ii) IDB Development, (iii) PEC,
                        (iv) DIC and DIC Loans, (v) Elron and (vi)
                        RDC.






                               Page 19 of 34 pages

Exhibit 1               Form of Subscription Agreement dated as June
                        14, 1996.*

Exhibit 2               Form of Certificate of Designation of Series
                        N Preferred Stock.*

Exhibit 3               Form of Warrant.*



- - ----------
      *These documents were filed with the Securities and Exchange Commission by Geotek in its Current Report on Form 8-K dated June 20, 1996 and are incorporated herein by reference pursuant to Rule 12b-32 under the Securities Exchange Act of 1934, as amended.










                               Page 20 of 34 pages

Signature

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this amendment to the Statement is true, complete and correct.

July 2, 1996            RDC-Rafael Development Corporation Ltd.
                        DEP Technology Holdings Ltd.
                        PEC Israel Economic Corporation
                        DIC Loans Ltd. (formerly named Albar Finance and Leasing Ltd.)
                        Discount Investment Corporation Ltd.
                        Elron Electronic Industries Ltd.
                        IDB Development Corporation Ltd.
                        IDB Holding Corporation Ltd.
                        Raphael Recanati
                        Jacob Recanati
                        Leon Recanati
                        Judith Yovel Recanati

                  By:   PEC Israel Economic Corporation

                  By:   /s/ JAMES I. EDELSON
                        ---------------------------------------
                        James I. Edelson, Executive Vice President of PEC Israel Economic Corporation for itself and on behalf of RDC-Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., DIC Loans Ltd. (formerly named Albar Finance and Leasing Ltd.), Discount Investment Corporation Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Raphael Recanati, Jacob Recanati, Leon Recanati and Judith Yovel Recanati pursuant to the agreements annexed to the Schedule 13D.





                               Page 21 of 34 pages

                                   Schedule A

              (Information provided as of June 20, 1996 in response
                     to Items 2 through 6 of Schedule 13D)
              Executive Officers, Directors and Persons Controlling
                        IDB Holding Corporation Ltd. (1)
                                    ("IDBH")
               The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel

     (citizenship the same as country of residence unless otherwise noted)

                                                Principal
Name and Address         Position               Occupation
- - ----------------         --------               ----------

Raphael Recanati         Chairman of the        Chairman of the Board and
The Tower                Board, Chairman of     Managing Director of IDBH,
3 Daniel Frisch Street   the Executive          President of Finmar
Tel Aviv, Israel         Committee and          Equities Co. (Shipping
                         Managing Director      and Finance) (2)

Arie Carasso             Director               Joint Managing Director
26 Rival Street                                 of Moise Carasso Sons Ltd.
Tel Aviv, Israel                                (3)

Haym Carasso             Director               Joint Managing Director
26 Rival Street                                 of Moise Carasso Sons Ltd.
Tel Aviv, Israel                                (4)

Joseph Ciechanover       Director               President, Atidim-Etgar
1 Hashikma Street                               Nihul Kranot B.M. (General
Savyon, Israel                                  Partner, Investments)
                                                and Chairman of the Board of
                                                El Al Israel Airlines Ltd.
                                                Ltd. (5)

Eliahu Cohen             Joint Managing         Joint Managing Director
The Tower                Director               of IDBH (6)
3 Daniel Frisch Street
Tel Aviv, Israel

William M. Davidson      Director               Chief Executive Officer
2300 Harmon Road                                of Guardian Industries
Auburn Hills, Michigan                          Corporation

Gideon Dover             Director               Director of Companies
4 Uri Street
Tel Aviv, Israel


                               Page 22 of 34 pages

                                                Principal
Name and Address         Position               Occupation
- - ----------------         --------               ----------

Arnon Gafny              Director               Economist
93 Ramat Beit Hakerem
Jerusalem, Israel

Chaim Herzog             Director               Director of Companies (7)
Beth Ammot Mishpat
8 Shaul Hamelech Blvd.
Tel Aviv, Israel

Hermann Merkin           Director               Member of the New York
415 Madison Avenue                              Stock Exchange, Inc.
New York, New York                              and the American Stock
                                                Exchange, Inc.(8)

Raphael Molho            Director               Director of Companies
22 Ibn Gvirol Street                            (9)
Jerusalem, Israel

Jacob Recanati           Director               Managing Director of
3 Habankim Street                               El-Yam Ships Ltd.
Haifa, Israel

Leon Recanati            Acting Chairman        Joint Managing Director
The Tower                of the Board           of IDBH (10)
3 Daniel Frisch Street
Tel Aviv, Israel

Oudi Recanati            Director               Director of Companies
Yahalom Tower                                   (11)
3A Jabotinsky Street
Ramat Gan, Israel

Meir Rosenne             Director               Lawyer
14 Aluf Simhony Street
Jerusalem, Israel

Dov Tadmor               Director               Managing Director of
14 Beth Hashoeva Lane                           Discount Investment
Tel Aviv, Israel                                Corporation Ltd. (12)

Judith Yovel Recanati                           Housewife
64 Kaplan Street
Herzliya, Israel



                               Page 23 of 34 pages

                                                Principal
Name and Address         Position               Occupation
- - ----------------         --------               ----------

Dalia Lev                Deputy General         Deputy General Manager
The Tower                Manager and            and Principal Accounting
3 Daniel Frisch Street   Principal Account-     Officer of IDBH (13)
Tel Aviv, Israel         ing Officer

Arthur Caplan*           Secretary              Secretary of IDBH
The Tower
3 Daniel Frisch Street
Tel Aviv, Israel

James I. Edelson         U.S. Resident          Executive Vice President,
511 Fifth Avenue         Secretary              Secretary and General
New York, New York                              Counsel of PEC Israel
                                                Economic Corporation




(1) As of June 20, 1996, IDB Holding Corporation Ltd., an Israeli corporation located at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel, owned 71.53% of the outstanding shares of IDB Development Corporation Ltd. As of June 20, 1996, companies controlled by Raphael Recanati, Jacob Recanati, Leon Recanati and Judith Yovel Recanati held in the aggregate approximately 52.4% of the voting power and equity of IDB Holding Corporation Ltd.

(2) Mr. Raphael Recanati is Chairman and Managing Director of IDB Development and Chairman of DIC and PEC.

(3)   Mr. Arie Carasso is a Director of IDB Development.

(4)   Mr. Haym Carasso is a Director of DIC.

(5)   Mr. Joseph Ciechanover is a Director of IDB Development and PEC.

(6) Mr. Cohen is Joint Managing Director of IDB Development and a Director of DIC and PEC.

(7)   Mr. Herzog owns 300 shares of Common Stock of Geotek.

(8) Mr. Merkin is a Director of DIC and PEC and owns 5,000 shares of Common Stock of Geotek.

(9)   Mr. Molho is a Director of IDB Development.


                               Page 24 of 34 pages

(10) Mr. Leon Recanati is Acting Chairman of IDB Development and DIC, Joint Managing Director of IDB Development and a Director of Elron.

(11)  Mr. Oudi Recanati is a Director of IDB Development and PEC.

(12) Mr. Tadmor is a Director of IDB Development, Elron and DEP, Managing Director of DIC Loans and Chairman of RDC.

(13) Mrs. Lev is Deputy General Manager and Principal Accounting Officer of IDB Development, a Director of DIC and Controller of PEC resident in Israel.

*     Mr. Caplan is a dual citizen of Israel and Great Britain.

     Based on information provided to the Reporting Persons, except as previously disclosed in Item 2 to this Schedule 13D, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.














                               Page 25 of 34 pages

                                   Schedule B

              (Information provided as of June 20, 1996 in response
                      to Items 2 through 6 of Schedule 13D)
  Executive Officers and Directors of IDB Development Corporation
  Ltd. who are not Executive Officers or Directors of IDBH

   Address is: The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel
                        (citizenship is Israel)

Name and Address              Position                  Principal Occupation
- - ----------------              --------                  --------------------

Abraham Ben Joseph            Director                  Director of Companies
87 Haim Levanon Street
Ramat Aviv
Tel Aviv, Israel

Haim Erez                     Director                  Director of Companies
Yahalom Tower
3A Jabotinsky Street
Ramat Gan, Israel

Yair Hamburger                Director                  Chairman and Managing
29 Derech Haganim                                       Director of
Kfar Shmaryahu, Israel                                  Harel Hamishmar
                                                        Investments Ltd.

Michael Levi                  Director                  President, Nilit, Ltd.
Textile Fashion Ctr.
2 Kaufman Street
Tel Aviv, Israel

David Leviatan                Director                  Director of Companies
18 Mendele Street
Herzliya, Israel


Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.




                               Page 26 of 34 pages

                                   Schedule C

            (Information provided as of June 20, 1996 in response to
                       Items 2 through 6 of Schedule 13D)
                   Executive Officers and Directors of PEC who
                 are not Executive Officers or Directors of IDBH

Address is:       PEC Israel Economic Corporation
                  511 Fifth Avenue, New York, NY 10017

             (citizenship is United States, unless otherwise noted)

Name and Address              Position          Principal Occupation
- - ----------------              --------          --------------------

Robert H. Arnow               Director          President, Swig, Weiler and
1114 Ave. of the Americas                       Arnow Mgt. Co., Inc.,
New York, New York                              Real Estate

Roger Cukierman               Director          Chief Executive Officer,
(citizen of France)                             La Compagnie Financiere
47 rue du Faubourg                              Edmond de Rothschild Banque
Saint Honore 75008
Paris, France

Alan S. Jaffe                 Director          Partner, Proskauer Rose Goetz
1585 Broadway                                   Mendelsohn, Attorneys
New York, New York

Frank J. Klein                President         President of PEC (1)
511 Fifth Avenue              and Director
New York, New York

Harvey M. Meyerhoff           Director          Chairman, Magna Holdings, Inc.,
25 South Charles St.                            Investments
Baltimore, Maryland

Alan S. Rosenberg             Director          Private Investor
1585 Broadway
New York, New York

Richard S. Zeisler            Director          Private Investor
980 Fifth Avenue
New York, New York





                               Page 27 of 34 pages

Name and Address              Position          Principal Occupation
- - ----------------              --------          --------------------

William Gold                  Treasurer         Treasurer of PEC
511 Fifth Avenue
New York, New York


- - ----------
(1)   Mr. Klein is a director of RDC, DEP and Elron.

Based upon information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.

















                               Page 28 of 34 pages

                                   Schedule D

              (Information provided as of June 20, 1996 in response
                      to Items 2 through 6 of Schedule 13D)
                       Executive Officers and Directors of
                  Discount Investment Corporation Ltd. ("DIC")
                         and DIC Loans Ltd.("DIC Loans")
               who are not Executive Officers or Directors of IDBH

               Address is: 14 Beth Hashoeva Lane, Tel Aviv, Israel
                 (citizenship is Israel, unless otherwise noted)

Name and Address              Position              Principal Occupation
- - ----------------              --------              --------------------

Dr. Michael Anghel            Director and          Senior Manager of DIC (2)(3)
4 Affter Street               Senior Manager (1)
Tel Aviv, Israel


Gideon S. Erhard              Director and          Senior Manager of DIC (2)
7 Yair Street                 Senior Manager (1)
Ramat Hasharon, Israel


Jacob Eshel                   Director and          Senior Manager of DIC (2)
9 Berdichevsky Street         Senior Manager (1)
Givataim, Israel


Leon (Lenny) Recanati         Director and          Senior Manager of DIC (2)
77 Shalva Street              Senior Manager (1)
Herzliya Pituach, Israel


Joseph J. Boock *             Director and          Finance Manager of DIC
47A Nordau Street             Finance Manager (1)
Herzliya B, Israel


Prof. Se'ev Neuman            Director              Lecturer at Tel Aviv
3A Kashani Street                                   University
Tel Aviv, Israel


Moshe Porath                  Director              Attorney
28 Ahavat Zion Street
Tel Aviv, Israel


                               Page 29 of 34 pages

Name and Address              Position                Principal Occupation
- - ----------------              --------                --------------------

Amos Bankirer                 Controller (1)          Controller of DIC
1 Zaelim Street
Ramat Gan, Israel

Shlomo Cohen**                Legal Counsel and       Legal Counsel and
14 Beth Hashoeva Lane         Secretary (1)           Secretary of DIC
Tel Aviv, Israel


(1)   Holds the same position or positions with DIC Loans.

(2)   Messrs. Anghel, Erhard, Eshel and Recanati are each a Director of
      Elron.

(3)   Dr. Anghel is a Director of RDC.


*     Mr. Boock is a dual citizen of Israel and New Zealand.
**    Mr. Cohen is a dual citizen of Israel and Great Britain.



Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.










                               Page 30 of 34 pages

                                   Schedule E

            (Information provided as of June 20, 1996 in response to
                  items 2 through 6 of Schedule 13D) Executive
                            Officers and Directors of
                   Elron Electronic Industries Ltd. ("Elron")
                 who are not Executive Officers or Directors of
                             IDBH, IDBD, PEC or DIC

       Address is: Advanced Technology Center, P.O.B. 1573, Haifa, Israel
                            (citizenship is Israel).
                                                       Principal
Name and Address                    Position           Occupation
- - ----------------                    --------           ----------

Uzia Galil                          Chairman of the    Chairman of the Board
Advanced Technology Center          Board and Chief    and Chief Executive
P.O.B. 1573                         Executive Officer  Officer of Elron (1)
Haifa, Israel

Aviezer Chelouche                   Director           Chief Executive Officer
46 Beeri Street                                        of Modiin Energy Limited
Tel Aviv, Israel                                       Partnership

Emmanuel Gill                       Director           President and Chief
Advanced Technology Center                             Executive Officer of
P.O.B. 539                                             Elbit Ltd.
Haifa, Israel

Yitzhak Modai                       Director           Economic Consultant,
Beit-Amot Michpat                                      Former Minister of
8 Shaul Hamelech Blvd.                                 Finance of Israel
Tel Aviv, Israel

Dr. Abraham (Abe) Peled             Director           Chief Executive Officer
6 Kiryat Mada Street                                   of News Datacom Ltd.
Har Hotzvim, P.O.B. 23012
Jerusalem, Israel

Prof. Eliezer Schlifer              Director           Professor of Economics
58 Shvedia Street                                      and Business Adminis-
Haifa, Israel                                          tration at Haifa
                                                       University



                               Page 31 of 34 pages

                                                         Principal
Name and Address                    Position             Occupation
- - ----------------                    --------             ----------
Dr. Yacov Ben-Zvi              Senior Vice President,    Senior Vice President,
Advanced Technology Center     Business Development      Business Development(2)
P.O.B. 1573
Haifa, Israel

Abraham Peri                        Vice President,      Vice President,
Advanced Technology Center          Technologies         Technologies
P.O.B. 1573
Haifa, Israel

Doron Birger                        Vice President,      Vice President,
Advanced Technology Center          Finance, and         Finance, and Corporate
P.O.B. 1573                         Corporate            Secretary
Haifa, Israel                       Secretary

(1)   Mr. Galil is a director of RDC and DEP.
(2)   Dr. Ben-Zvi is a director of RDC.

Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.











                               Page 32 of 34 pages

                                   Schedule F

              (Information provided as of June 20, 1996 in response
                      to Items 2 through 6 of Schedule 13D)

                       Executive Officers and Directors of
                 RDC-Rafael Development Corporation Ltd. ("RDC") who are not Executive Officers or Directors of
                    IDBH, IDB Development, PEC, DIC and Elron

               Address is: 14 Beth Hashoeva Lane, Tel Aviv, Israel
                             (citizenship is Israel)

Name and Address                    Position             Principal Occupation
- - ----------------                    --------             --------------------

Ruben Baron                         Director             President of
14 Nurit Street                                          Galram Technology
Haifa, Israel                                            Industries Ltd. (1)

Yitzhak Gat                         Director             President of Rafael
41 Aya Street                                            Armament Development
Neve Rom                                                 Authority
Ramat Hasharon, Israel

Dr. Eli Ofer                        Director             Head of Electric System
83 Hagdud Ha'ivri Street                                 Division of Rafael
Kiryat Haim, Israel                                      Armament Development
                                                         Authority

Daniel Shwepi                       Director             Vice President -
1 Hazayit Street                                         Finance, Rafael
Binyamina, Israel                                        Armament Development
                                                         Authority

Ruben Krupick                       President            President of
14 Beth Hashoeva Lane                                    RDC
Tel Aviv, Israel

Tzvi Ben David                      Vice President-      Vice President-
14 Beth Hashoeva Lane               Finance              Finance of RDC
Tel Aviv, Israel





                               Page 33 of 34 pages

Name and Address                    Position              Principal Occupation
- - ----------------                    --------              --------------------

Ori Braun                           Vice President -      Vice President -
14 Beth Hashoeva Lane               Business              Business
Tel Aviv, Israel                    Development           Development of RDC

(1)   Mr. Baron owns 400 shares of Common Stock of Geotek.

      Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgement, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.








                               Page 34 of 34 pages